

June 2, 2008

Mark J. Kneedy, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

> Re: Matrix Defined Trusts 1 (the "Trust")
> File Nos. 811-22166, 333-150528

Dear Mr. Kneedy:

On April 30, 2008, the Trust filed a registration statement on Form S-6 under the Securities Act of 1933 ("Securities Act") for the purpose of registering units representing the ownership of interests in the Trust. More specifically, the Trust proposes to offer two underlying unit investment trusts, The American First Growth Portfolio, Series 1 and The American First Defensive Growth Portfolio, Series 1. The name of each Series reflects that the strategies employed to select portfolio securities were developed by American First Capital Management, LLC. We have the following comments.

Prospectus

1.   The prospectus discloses that each Series invests in foreign stock. If applicable, please disclose whether each Series invests in foreign stocks directly or indirectly through American Depository Receipts.

2.   The prospectus discloses that each Series provides investors with a "long-term" investment strategy. Please reconcile this statement with the expected duration of each portfolio.

3.   Each Series has disclosure under a "Hypothetical Strategy Performance" caption that compares the hypothetical performance information for the strategy employed by each Series against the actual performance of the Standard & Poor's 500 Index for the years indicated. Please delete the hypothetical performance information or advise the staff why the information is not misleading and may be included in a prospectus. In your response letter, please make citations to relevant no-action letters from the staff.

The America First Defensive Growth Portfolio, Series 1

Principal Investment Strategy

4.   The prospectus has an introductory paragraph that summarizes the portfolio selection process, which includes stocks that are "defensive." The bullet point presentation that follows, however, does not refer to defensive stock or defensive industries. Please reconcile the disclosure. Also, advise the staff whether defensive stock are in historically defensive industries, or whether they may be in other industries as well.

The Trust

How To Buy Units

5.   The disclosure is unclear whether investors may purchase and redeem only through third--party professionals or may do so directly with the Trust. Please reconcile the disclosure.

Value of the Securities

6.   The prospectus discloses that Matrix Capital Group, Inc. "determined the initial prices of the securities shown under 'Portfolio' for the applicable trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later." Please confirm to the staff that the methodology used to determine the initial prices (and value) of the securities deposited in the Trust for each Portfolio or Series is the same methodology used to determine the prices (and value) of the securities computed at the close of regular trading on the NYSE on the first day units are sold, and for each day thereafter.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.



We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review